

February 11, 2013

<u>Via Facsimile</u>
Mr. Wang Chen
Chief Executive Officer
Shengkai Innovations, Inc.
No. 106 Zhonghuan South Road
Airport Industrial Park
Tianjin, China 300308

> **Re: Shengkai Innovations, Inc.**
> **Form 10-K for the Fiscal Year Ended June 30, 2012**
> **Filed September 20, 2012**
> **Form 10-Q for the Fiscal Quarter Ended September 30, 2012**
> **Filed November 14, 2012**
> **File No. 1-34587**

Dear Mr. Wang:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Form 10-K for the Fiscal Year Ended June 30, 2012</u>

<u>Item 1A. Risk Factors, page 38</u>

<u>General</u>

1.   As a public company, your auditor is required by law to undergo regular Public Company Accounting Oversight Board (PCAOB) inspections to assess its compliance with U.S. law and professional standards in connection with its audits of financial statements filed with the SEC. The PCAOB, however, may be unable to inspect the audit work and practices of your auditor. As a result of this obstacle, investors in U.S. markets who rely on your auditor's audit reports will be deprived of the benefits of PCAOB inspections of

auditors. Therefore, please state this fact under a separate risk factor heading. Explain that the lack of inspections would prevent the PCAOB from regularly evaluating your auditor's audits and its quality control procedures.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 52

General

2.	Please revise MD&A in future filings to clearly disclose and discuss the risks and uncertainties surrounding management's ability to consolidate Tianjin Shengkai Industrial Technology Development Co., Ltd. via contractual arrangements. Please clearly describe and discuss the cash flows generated from these arrangements, including their form (e.g., management fees, technology service fees, loan, purchase option, equity pledge) and address any restrictions as the cash flows move through your subsidiaries to Shengkai Innovations, Inc.

Results of Operations, page 52

General

3.	Please revise future filings to quantify and discuss material changes in other income, net, and interest income, net, from period-to-period.

Revenue, page 52

4.	We note the phenomenal growth in revenue during FY 2010 and FY 2011 and the significant declines in revenue during FY 2012 and the first quarter of FY 2013. We note you attribute the declines to: "heightened suspicions on the integrity of Chinese companies"; "enquiries into the Company's business and domestic customers mounted by certain shareholders and interested parties without the Company's approval or endorsement that resulted in severely damaged relations with some of the Company's important domestic customers"; and "considerable loss of business since June 2011, and a higher turnover in the Company's sales agents and representatives." You also attribute the declines to "the general economy slowdown in China and particularly the poor operating performance and financial pressure experienced by most of your major customers in the electric power market." Please more fully explain to us, and revise future filings to clarify, the specific facts and circumstances surrounding the significant declines in revenues, including the magnitude of the declines related to company issues versus those related to the general economic slowdown in China. Please also tell us and revise future filings to address your expectations regarding future revenue trends.

5.	In your narrative of the change in revenue from FY 2011 to FY 2012, you mention "the increase in the sales price of your products." Please revise future filings to quantify how much of the fluctuations in revenue, from period-to-period, are due to changes in volumes sold and/or changes in sales prices.

Net Income, page 55

6.   We note you quantify and discuss certain non-GAAP measures. To the extent you continue to present non-GAAP measures, please revise future filings to provide the disclosures required by Items 10(e)(1)(i)(C) and 10(e)(1)(i)(D) of Regulation S-K.

Liquidity and Capital Resources, page 55

General

7.   We refer to your risk factors on page 45, "*Restrictions on currency exchange may limit our ability to receive and use our revenues effectively*" and "*Capital outflow policies in the PRC may hamper our ability to remit income to the United States*" as well as the government regulations on dividend distribution and currency conversion noted on page 30, and your dividend policy on page 51. Please expand your liquidity disclosures in future filings to quantify and discuss the restrictions on the ability of your VIE to make dividend payments to you and/or to transfer funds outside of China.

8.   Given the significance of your cash balances, please revise future filings to explain why you have generated only modest interest income during the periods presented. Also, in light of the modest interest income you have generated, please revise future filings to explain why you maintain significant cash balances.

Net Cash Provided by Operating Activities, page 56

9.   Please expand your disclosures in future filings to discuss the reasons for changes in working capital items between comparative periods, including the reasons for significant changes in accounts receivable, other receivables, advances to suppliers, accounts payable, other payables, and income taxes, as applicable.

Critical Accounting Policies and Estimates, page 57

10.   Please revise future filings to identify consolidation as a critical accounting policy and provide a comprehensive discussion of management's judgments as to why your contractual arrangements allow you to consolidate Tianjin Shengkai Industrial Technology Development Co., Ltd. despite the apparent control prohibitions under the laws of the PRC. Alternatively, please explain to us why you do not believe consolidation is a critical accounting policy.

11.   Please revise future filings to identify the impairment of long-lived assets as a critical accounting policy and provide a comprehensive discussion of management's judgments

as to how you determined your long-lived assets are not impaired. Please address the level at which you assess impairment for each material asset class and explain how you considered significant declines in revenue and potential over-capacity in your assessment of PP&E. Alternatively, please explain to us why you do not believe the impairment of long-lived assets is a critical accounting policy.

Financial Statements, page F-1

Report of Independent Registered Public Accounting Firm, page F-2

12.   We note your auditor's report only covers your financial statements as of and for the year ended June 30, 2012. Please have your auditor revise their report to also include the comparative financial statements and amend your filing to include the revised report. Refer to Rule 2-02(a) of Regulation S-X and SAS No. 58 for guidance. We remind you that your amendment should contain currently dated certifications that refer to the Form 10-K/A.

Consolidated Balance Sheets, pages F-3 and F-4

13.   Please revise your balance sheets to parenthetically disclose the aggregate liquidation preference of your preferred stock as of each balance sheet date.

Consolidated Statements of Stockholders' Equity, page F-6

14.   We refer to the reverse stock split affected on March 9, 2012. Please revise your statement of stockholders' equity to retroactively reflect the reverse stock split for all periods presented.

Note 2. Summary of Significant Accounting Policies, page F-11
(b) Principles of consolidation, page F-11

15.   Please revise future filings to provide the disclosures required by FASB ASC 810-10-50-5A. Your disclosure should include, at a minimum, your methodology for determining why you are the primary beneficiary of the VIE, including, but not limited to, significant judgments and assumptions made in your determination (e.g., management's judgments as to how the contractual arrangements allow for consolidation of Tianjin Shengkai Industrial Technology Development Co., Ltd.).

(f) Accounts receivable, page F-12

16.   Please tell us and revise future filings to disclose the amount of the allowance for doubtful accounts as of each balance sheet date. Refer to Rule 5-02.4 of Regulation S-X for guidance. Please also revise future filings to present a roll-forward of the activity in the allowance for doubtful accounts during each period presented.

17.   Please tell us and revise MD&A in future filings to disclose an ageing of your accounts receivable as of each balance sheet date. Please also revise future filings to explain how you assess the collectability of past due amounts.

(m) Cash and cash equivalents, page F-14

18.   We note your disclosure that "cash and cash equivalents consist of cash on hand and bank deposits with original maturities of <u>nine</u> months or less". It appears to us that your definition of cash equivalents does not comply with FASB ASC 305-10-20. Please tell us the amount of cash equivalents as of each balance sheet date, including the balance sheet in your subsequent quarterly filing, with original maturities greater than <u>three</u> months. Please explain to us why you believe these amounts are appropriately included in cash and cash equivalents in your balance sheets.

(n) Fair value of financial instruments, page F-15

19.   Please more fully explain to us how you determined the fair value of the conversion option during each period presented, including the amounts of the "changes in fair value" and the amounts of the "conversion from preferred to common."

Note 12. Preferred Stock and Warrants Issued in 2008 Financing, page F-25

20.   We note your disclosure that "in the event the Company does not have sufficient shares or is prohibited by law or regulation, holders can require cash redemption" at a redemption price equal to 130% of the Liquidation Preference Amount plus additional amounts based on the difference between the bid prices on the conversion date and the date the Company has sufficient shares. Please clarify for us what securities could require cash redemption and, in light of this provision, please explain to us how and why these securities are not required to be recorded outside of equity in your balance sheets.

21.   In light of the liquidation preference related to the preferred shares, please explain to us why you believe the preferred shareholder converted their preferred shares into common stock.

Note 15. Earnings Per Share, page F-35

22.   Please revise future filings to provide the disclosure required by FASB ASC 260-10-50-1(c).

Item 9A. Controls and Procedures, page 60

23.   We note that you conduct substantially all of your operations outside of the United States. In order to enhance our understanding of how you prepare your financial statements and

assess your internal control over financial reporting, we ask that you provide us with information that will help us answer the following questions.

In connection with your process to determine that your internal control over financial reporting was effective, please describe whether and how you considered controls to address financial reporting risks that are relevant to all locations where you have operations. If you have an internal audit function, please describe it and explain how, if at all, that function impacted your evaluation of your internal control over financial reporting.

Please clarify how you maintain your books and records and prepare your financial statements.

- If you maintain your books and records in accordance with U.S. GAAP, describe the controls you maintain to ensure that the activities you conduct and the transactions you consummate are recorded in accordance with U.S. GAAP.
- If you do not maintain your books and records in accordance with U.S. GAAP, tell us what basis of accounting you use and describe the process you go through to convert your books and records to U.S. GAAP for SEC reporting. Describe the controls you maintain to ensure that you have made all necessary and appropriate adjustments in your conversions and disclosures.

If you retain an accounting firm or other similar organization to prepare your financial statements or evaluate your internal control over financial reporting, please tell us:

- the name and address of the accounting firm or organization;
- the qualifications of their employees who perform the services for your company;
- how and why they are qualified to prepare your financial statements or evaluate your internal control over financial reporting;
- how many hours they spent last year performing these services for you; and
- the total amount of fees you paid to each accounting firm or organization in connection with the preparation of your financial statements and in connection with the evaluation of internal control over financial reporting for the most recent fiscal year end.

If you retain individuals who are not your employees and are not employed by an accounting firm or other similar organization to prepare your financial statements or evaluate your internal control over financial reporting, do not provide us with their names, but please tell us:

- why you believe they are qualified to prepare your financial statements or evaluate your internal control over financial reporting;
- how many hours they spent last year performing these services for you; and
- the total amount of fees you paid to each individual in connection with the preparation of your financial statements and in connection with the evaluation of internal control over financial reporting for the most recent fiscal year end.

We note that you identify an audit committee financial expert in your filings. Please describe to us the extent of her knowledge of U.S. GAAP and internal control over financial reporting.

Form 10-Q for the Fiscal Quarter Ended September 30, 2012

24.   To the extent applicable, please comply with the comments related to your Form 10-K in your future quarterly filings.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Dale Welcome at (202) 551-3865 or Anne McConnell at (202) 551-3709 if you have questions regarding these comments.

Sincerely,

/s/ John Cash

John Cash
Accounting Branch Chief